Exhibit 99.1

Brookfield Infrastructure Partners L.P.

News Release

BROOKFIELD INFRASTRUCTURE PARTNERS COMPLETES SALE
OF 95% OF BRAZILIAN TRANSMISSION INVESTMENTS

Hamilton, Bermuda, June 30, 2009 – Brookfield Infrastructure Partners L.P. (the “Partnership”, and along with its related entities, “Brookfield Infrastructure”) (NYSE: BIP) today announced that it has completed the sale of 95% of Brookfield Infrastructure’s minority interests in a group of five related Brazilian transmission investments (“TBE”).  The sale of the remaining 5% interest is expected to close within the next week.

Concurrent with the exercise of its option to sell its interests in TBE, Brookfield Infrastructure entered into a foreign exchange hedge to lock in projected proceeds in U.S. dollars.  Total after-tax proceeds from the sale are expected to be US$275 million, of which US$27 million was received from realized hedge gains in 2008 and an additional US$43 million was received from realized hedge gains in the first quarter of 2009.  The proceeds will be used to repay corporate borrowings, fund growth capital investments and acquisitions, as well as for general corporate working capital purposes.

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Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership’s units trade on the New York Stock Exchange under the symbol BIP. For more information, please visit the Partnership’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Tracey Wise
Vice-President, Investor Relations & Communications
Brookfield Asset Management Inc.
Tel: 416-956-5154
Email: twise@brookfield.com

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  Forward-looking statements in this press release include statements about the sale of the remaining 5% interest in TBE, expected total after-tax proceeds from the TBE sale, the use of proceeds from the sale of the Partnership’s interests in TBE, future prospects of the assets that Brookfield Infrastructure operates and Brookfield Infrastructure’s plans for growth through acquisitions.  The words “expected”, “will”, “tend”, “seeks” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this press release.  The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this press release include general economic conditions in the United States and elsewhere, which may impact the markets for timber, the fact that success of Brookfield Infrastructure is dependant on market demand for an infrastructure company, which is unknown,  the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s annual report on Form 20-F and other risks and factors that are described in the annual report.  Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.